--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                 HEALTH & NUTRITION SYSTEMS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   42216P 20 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Christopher Tisi
               c/o Health & Nutrition Systems International, Inc.
                          3750 Investment Lane, Suite 5
                            West Palm Peach, FL 33404
                                 (561) 863-8446
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  42216P 20 5

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
   Christopher Tisi

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)         [ ]
   (b)         [X]

--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) - PF

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e) - [  ]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization - United States Citizen

--------------------------------------------------------------------------------
              7. Sole Voting Power - 618,788
Number of
Shares        ------------------------------------------------------------------
Beneficially  8. Shared Voting Power - 0
Owned by
Each          ------------------------------------------------------------------
Reporting     9. Sole Dispositive Power - 618,788
Person
With          ------------------------------------------------------------------
              10. Shared Dispositive Power - 0

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person - 618,788

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)  [  ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) - 15.3%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

          This Amendment No. 1 dated December 11, 2003 (the "Amendment") hereby amends the disclosure of Christopher Tisi made in that Schedule 13D filed on April 29, 2002 with Tony D'Amato and Steven Pomerantz.

          Items 2, 4, 5, 6 and 7 are hereby amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND

The identity and background of the reporting person on this Amendment is as follows:

         2(a)-(c) Christopher Tisi is the Chief Executive Officer, President and
                  Secretary of the Issuer, 3750 Investment Lane, Suite 5,
                  West Palm Beach, Florida 33404. Mr. Tisi is a United States citizen.

ITEM 4.  PURPOSE OF TRANSACTION

         On November 19, 2003, Mr. Tisi entered into a Termination of Shareholder's Agreement with Tony D'Amato pursuant to which Mr. Tisi relinquished any and all of his rights to vote the shares of Common Stock of the Issuer owned by Mr. D'Amato pursuant to the Initial Irrevocable Proxy and Shareholders' Agreement, as amended, as originally described in the Schedule 13D filed by Mr. Tisi on April 29, 2002.

         Mr. Tisi currently has no voting agreements with respect to the Common Stock.

         On November 26, 2003, TeeZee, Inc., a Florida corporation solely owned by Mr. Tisi, entered into a definitive agreement with the Issuer to purchase substantially all of the assets of the Issuer (the "Transaction"). For more details about the Transaction please refer to the Press Release of the Issuer dated November 26, 2003 and the Asset Purchase Agreement by and between TeeZee, Inc. and the Issuer dated November 26, which are attached hereto as Exhibits 1 and 2 respectively and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         According to the Issuer's most recent Form 10-QSB, the Issuer has 3,832,813 shares of Common Stock outstanding as of September 30, 2003.

         Mr. Tisi has sole voting and dispositive power over 618,788 shares, representing 15.3% of the Common Stock. His beneficial ownership includes 202,000 options which are exercisable within 60 days of the date of this Agreement. Mr. Tisi does not have shared power to vote or to direct the votes of any shares or shared power to dispose or to direct the disposition of any shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as disclosed under Item 4, Mr. Tisi is not a party to any contracts, arrangement, understandings or relationships with respect to the Common Stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

 No.     Description
-----    -----------------------------------------------------------------------
1 Press Release of Issuer dated November 26, 2003 - Health & Nutrition Systems International Inc. Announces Sale of Assets

2 Asset Purchase Agreement by and between TeeZee, Inc. and Issuer dated November 26, 2003

3 Termination of Shareholders' Agreement among Tony D'Amato, Christopher Tisi, and Health & Nutrition Systems International, Inc. dated November 19, 2003

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------
Date:  December 11, 2003


--------------------------------------------------------------------------------
Signature:  /s/ Christopher Tisi


--------------------------------------------------------------------------------
Name:  Christopher Tisi

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  EXHIBIT INDEX
 No.     Description
----     -----------------------------------------------------------------------

1 Press Release of Issuer dated November 26, 2003 - Health & Nutrition Systems International Inc. Announces Sale of Assets

2 Asset Purchase Agreement by and between TeeZee, Inc. and Issuer dated November 26, 2003

3 Termination of Shareholders' Agreement among Tony D'Amato, Christopher Tisi, and Health & Nutrition Systems International, Inc. dated November 19, 2003